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                             April 9, 2024

       Peter V. Gioffe
       Director, President and CEO
       Delhi Bank Corp.
       124 Main Street
       Delhi, NY 13753

                                                        Re: Delhi Bank Corp.
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed March 13,
2024
                                                            File No. 024-10818

       Dear Peter V. Gioffe:

                                                         We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment to Offering Statement on Form 1-A

       Risk Factors
       Our business is subject to interest rate risk, page 3

   1. Revise this risk factor to discuss how recent changes in interest rates have impacted your business. For instance,
we note that you have experienced a significant outflow of
                                                        deposits, particularly
non-interest bearing deposits, which has impacted your net interest margin. We also note
that you identified an unrecognized loss on your securities
                                                        portfolio.
 Peter V. Gioffe
FirstName
Delhi BankLastNamePeter  V. Gioffe
             Corp.
Comapany
April       NameDelhi Bank Corp.
       9, 2024
April 29, 2024 Page 2
Page
FirstName LastName
Our Business
Lending Activity, page 23

2. We note your disclosure on page 24 that you engage in multi-family lending. If a material percentage of you multi-family loans are secured by properties covered by rent-
         stabilization or other provisions, revise your disclosure to provide a disaggregation of your multi-family portfolio and the portion secured by rent-stabilized properties. Consider revising your risk factor disclosure depending on your response. Liquidity Management, page 40

3. We note your disclosure on page 33 stating that the Bank experienced a significant increase in overnight borrowings due to the decrease in deposit balances during 2023, as well as your disclosure on page 40 that you have an Asset/Liability Committee. Please revise your disclosures for the following:
             Further describe the Bank   s processes for monitoring liquidity
and/or interest rate
              risk, including a description of how the Bank   s corporate
governance policies and
              procedures seek to manage risk. For example, discuss the information provided to the
              Asset/Liability Committee to manage the Bank's interest rate risk and how it is used.
             Provide clear disclosure of the Bank's overnight borrowings, including any terms and the interest rate paid on the borrowings, as part of your liquidity management and their related impact on your net interest margin.
             In regards to the decrease in deposit balances, discuss the factors driving the change
              and the effects such deposit changes have on the bank   s
liquidity and funding costs.
              For example, disclose the types of deposits where the decrease was impacted and discuss any changes in the overall composition (e.g., decrease in savings, increase in time, etc.) of your deposits and how it impacts your liquidity, funding costs and net interest margin.
4. Please revise your disclosure to provide a complete discussion, including quantitative information, of the Bank's available sources of liquidity. As an example, consider including tabular disclosure summarizing the total borrowing capacity by type (e.g.,
         Federal Home Loan bank borrowings, etc.) less borrowings outstanding to arrive at remaining capacity, and then adding in others sources of liquidity, such as cash, securities, etc. to arrive at total available liquidity.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Peter V. Gioffe
Delhi Bank Corp.
April 9, 2024
Page 3



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Victor Cecco at 202-551-2064 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.



                                                          Sincerely,
FirstName LastNamePeter V. Gioffe
                                                          Division of
Corporation Finance
Comapany NameDelhi Bank Corp.
                                                          Office of Finance
April 9, 2024 Page 3
cc:       Evan A. Toebbe, Esq.
FirstName LastName